Exhibit 99.9

THOMSON REUTERS CORPORATION

Certificate Pursuant to National Instrument 54-101

Communication with Beneficial Owners of Securities of a Reporting Issuer

TO: CANADIAN SECURITIES REGULATORY AUTHORITIES

Thomson Reuters Corporation (the “Issuer”) hereby certifies, pursuant to paragraph 2.20(c) of National Instrument 54-101 (“NI 54-101”), that it is relying upon section 2.20 of NI 54-101 in connection with the proxy-related materials relating to the annual and special meeting of the Issuer’s shareholders scheduled for June 14, 2023 and that it has made the arrangements described in paragraphs 2.20(a) and 2.20(b) of NI 54-101.

Dated April 26, 2023.

THOMSON REUTERS CORPORATION

By:	/s/ Jennifer Ruddick
Name:Jennifer Ruddick Title:Deputy Company Secretary